UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
_____________________

FORM 6-K

_____________________

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August, 2022

Commission File Number: 001-40816

_____________________

Argo Blockchain plc
(Translation of registrant’s name into English)
_____________________

9th Floor
16 Great Queen Street
London WC2B 5DG
England
(Address of principal executive office)
_____________________

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒          Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

EXHIBIT INDEX

Exhibit No. 1	Description Interim Half Year Results 2022 dated 24 August 2022

Press Release

24 August 2022

Argo Blockchain plc

("Argo" or "the Group")

Interim Half Year Results 2022

Argo Blockchain plc, a global leader in cryptocurrency mining (LSE: ARB; NASDAQ: ARBK), is pleased to announce its results for the six months to 30 June 2022.

Financial Highlights

●
Total number of Bitcoin and Bitcoin Equivalent ("BTC") mined during H1 2022 was 939, a 6% increase over the BTC mined in H1 2021
●
Revenues of £26.7 million ($32.5 million), a decrease of 14% from H1 2021, driven primarily by a decrease in Bitcoin price and an increase in the global hashrate and associated network difficulty level
●
Adjusted EBITDA of £17.1 million ($20.9 million), a decrease of 28% from H1 2021
●
Mining margin of 71%, down from 81% in H1 2021. Similar to revenue, this decrease is largely attributable to the decrease in Bitcoin price and an increase in network difficulty
●
Pre-tax loss of £36.9 million ($44.9 million), driven primarily by a non-cash reduction in the fair value of digital currencies held on the balance sheet
●
Total number of BTC held at 30 June 2022 was 1,953, a 54% increase from 1,268 BTC held at 30 June 2021

Operational Highlights

●
Energized Phase 1 of the Helios facility in Dickens County, Texas and commenced mining operations on 5 May 2022
●
Increased hashrate capacity by 38% from 1.6 EH/s at the end of 2021 to 2.2 EH/s at the end of July 2022
●
Obtained $26.7 million (£20.2 million) of financing from NYDIG secured by certain electrical infrastructure equipment at Helios
●
Obtained up to $70.6 million (£56.3 million) of additional financing from NYDIG secured by certain Bitmain S19J Pro machines at Helios
●
Executed an agreement with ePIC Blockchain Technologies to purchase custom mining machines for use with Intel's Blockscale ASIC chip

Post Period End

●
Strengthened balance sheet by reducing exposure on BTC-backed loan with Galaxy Digital to £5.5 million ($6.7 million)
●
 Completed swap agreement with Core Scientific for approximately 10,000 S19J Pro machines, which completes the strategic pivot to a self-hosted business model in which Argo owns and operates its own machines and infrastructure
●
Released the Group's 2021 Sustainability Report and maintained climate positive status by producing no Scope 1 emissions and offsetting all Scope 2 and Scope 3 emissions through renewable energy credits and verifiable emissions reductions

Update to Mining Capacity Guidance

In response to current market conditions and to reduce near-term capital intensity, the Group is updating its year end guidance for hashrate capacity. The Group expects to achieve 3.2 EH/s of total hashrate capacity by the end of 2022 and to increase capacity in Q1 2023 to 4.1 EH/s.

Peter Wall, CEO of Argo, said: "The delivery and installation of the approximately 20,000 S19J Pro machines from Bitmain continues to progress on schedule, and we still expect to have all of these machines installed by October 2022. The revision to our hashrate guidance reflects our current expectations for delivery and deployment of the custom machines we are developing with ePIC Blockchain Technologies ("ePIC") that utilize the Intel® Blockscale™ ASIC chips. We have worked closely with ePIC and Intel to modify the machine design to increase total mining efficiency, which has delayed our expected deployment schedule. Further, we are preserving our optionality by reducing our overall capital spending on these machines as market conditions remain volatile. We remain confident in the performance of the custom machines and are excited to deploy them starting in Q1 2023."

Non-IFRS Measures

The following table shows a reconciliation of gross margin to Bitcoin and Bitcoin Equivalent Mining Margin, the most directly comparable IFRS measure, for the periods ended 30 June 2022 and 30 June 2021.

	Period ended	Period ended
	30 June 2022	30 June 2021
	(unaudited)	(unaudited)
	£'000	£'000

Gross (loss)/profit	(34,413)	14,533
Gross margin	(129%)	47%
Depreciation of mining equipment	10,852	4,758
Change in fair value of digital currencies	36,025	6,407
Realised loss/(gain) on sale of digital currencies	6,372	(219)
Non mining revenue	-	(1,148)

Mining Profit	18,836	24,331
Bitcoin and Bitcoin Equivalent Mining Margin	71%	81%

The following table shows a reconciliation of Adjusted EBITDA to net income, the most directly comparable IFRS measure, for the periods ended 30 June 2022 and 30 June 2021.

	Period ended	Period ended
	30 June 2022	30 June 2021
	(unaudited)	(unaudited)
	£'000	£'000

(Loss) / Profit after taxation	(30,504)	7,214
Interest expense	3,477	411
Income tax (credit)/expense	(6,386)	3,484
Depreciation/Amortisation	11,718	4,870
Share based payment	2,816	1,568
Change in fair value of digital currencies	36,025	6,407

Adjusted EBITDA	17,146	23,954

Inside Information and Forward-Looking Statements

This announcement contains inside information and includes forward-looking statements which reflect the Company's or, as appropriate, the Directors' current views, interpretations, beliefs or expectations with respect to the Company's financial performance, business strategy and plans and objectives of management for future operations. These statements include forward-looking statements both with respect to the Company and the sector and industry in which the Company operates. Statements which include the words "expects", "intends", "plans", "believes", "projects", "anticipates", "will", "targets", "aims", "may", "would", "could", "continue", "estimate", "future", "opportunity", "potential" or, in each case, their negatives, and similar statements of a future or forward-looking nature identify forward-looking statements. All forward-looking statements address matters that involve risks and uncertainties because they relate to events that may or may not occur in the future. Forward-looking statements are not guarantees of future performance. Accordingly, there are or will be important factors that could cause the Company's actual results, prospects and performance to differ materially from those indicated in these statements. In addition, even if the Company's actual results, prospects and performance are consistent with the forward-looking statements contained in this document, those results may not be indicative of results in subsequent periods. These forward-looking statements speak only as of the date of this announcement. Subject to any obligations under the Prospectus Regulation Rules, the Market Abuse Regulation, the Listing Rules and the Disclosure and Transparency Rules and except as required by the FCA, the London Stock Exchange, the City Code or applicable law and regulations, the Company undertakes no obligation publicly to update or review any forward-looking statement, whether as a result of new information, future developments or otherwise. For a more complete discussion of factors that could cause our actual results to differ from those described in this announcement, please refer to the filings that Company makes from time to time with the United States Securities and Exchange Commission and the United Kingdom Financial Conduct Authority, including the section entitled "Risk Factors" in the Company's Registration Statement on Form F-1.

For further information, please contact:

Argo Blockchain
Peter Wall Chief Executive	via Tancredi +44 203 434 2334
finnCap Ltd
Corporate Finance Jonny Franklin-Adams Tim Harper Joint Corporate Broker Sunila de Silva	+44 207 220 0500
Tennyson Securities
Joint Corporate Broker Peter Krens	+44 207 186 9030
OTC Markets
Jonathan Dickson jonathan@otcmarkets.com	+44 204 526 4581 +44 7731 815 896
Tancredi Intelligent Communication UK & Europe Media Relations
Emma Valgimigli Fabio Galloni-Roversi Monaco Nasser Al-Sayed argoblock@tancredigroup.com	+44 7727 180 873 +44 7888 672 701 +44 7915 033 739

About Argo:

Argo Blockchain plc is a dual-listed (LSE: ARB; NASDAQ: ARBK) blockchain technology company focused on large-scale cryptocurrency mining. With its flagship mining facility in Texas, and offices in the US, Canada, and the UK, Argo's global, sustainable operations are predominantly powered by renewable energy. In 2021, Argo became the first climate positive cryptocurrency mining company, and a signatory to the Crypto Climate Accord. Argo also participates in several Web 3.0, DeFi and GameFi projects through its Argo Labs division, further contributing to its business operations, as well as the development of the cryptocurrency markets. For more information, visit www.argoblockchain.com.

Interim Management Report

Argo entered 2022 with two clear goals: to complete Phase 1 of the Group's Helios facility in Dickens County, Texas while continuing to optimise the performance of its existing mining fleet.

Argo is making significant progress towards the completion of Phase 1 of Helios; on 5 May 2022, the Group energized the facility and commenced mining operations. Argo commemorated this important milestone with an inauguration ceremony attended by local, state, and federal elected officials, as well as members of the local community. Since then, the Group has continued to install new machines and is on track to complete the installation of its order of 20,000 S19 J Pro machines from Bitmain by October 2022. Additionally, in July 2022, Argo completed its machine swap agreement with Core Scientific, which included the installation of an additional approximately 10,000 machines at Helios.

Upon completion of the machine swap agreement, the Group now operates 100% of its owned machines and has no third-party hosting arrangements. This is the culmination of the strategic pivot away from hosting to a fully vertically-integrated business model that began with the acquisition of two data centres in Quebec in early 2021. Being vertically-integrated will allow Argo's management to have more operational control over its mining machines and drive increased performance. Additionally, controlling operational expenses will be critical as the next Bitcoin halving cycle takes place in May 2024 and the Bitcoin block reward is reduced by 50%.

On the second goal, Argo is operating with a mining margin of 70% over the period, which is among the highest of the Group's peers.

As the Group's fleet is upgraded to the newer and more efficient S19J Pro machines, it continues to review the profitability and performance of the older machines in its fleet. Post period end, the Group completed a comprehensive review of its mining fleet and removed 460 PH/s of non-operational mining capacity from its total hashrate. This primarily comprises S17 and T17 machines, which despite a higher rate of failure, have been profitable for the Group with a total aggregate ROI in excess of 260%.

Argo is also making progress on the custom mining machine it is developing in collaboration with ePIC Blockchain that is specifically designed to utilize the Intel Blockscale ASIC chip. Delivery and deployment of these machines is expected to take place in the fourth quarter of 2022.

In January, the Group formally launched Argo Labs, its in-house innovation arm established to identify opportunities within the broader Web3 and blockchain ecosystem while supporting the decentralization of various blockchain protocols. Argo allocated approximately 10% of the Group's crypto assets in its "HODL" to Argo Labs. Argo Labs is primarily focused on two key areas: network participation and strategic diversification through the efficient deployment of the Group's crypto treasury assets. Network participation consists of providing infrastructure support, running nodes and validators, and staking innovative projects. Efficient deployment of the Group's crypto treasury assets includes, among other things, supporting early-stage projects and participating in decentralized finance (DeFi), as well as the NFT & metaverse ecosystem, in each case in furtherance of the Group's general business operations. By gaining exposure to the broader digital asset ecosystem, Argo Labs will allow the Group to participate in disruptive technologies and provide long-term value to its shareholders.

Despite the overall market drawdown and the decrease in Bitcoin price, the Group has been able to raise significant capital via secured debt financing. In March 2022, Argo obtained £20.2 million ($26.7 million) of debt financing from NYDIG, the proceeds of which were used to continue the build out of Helios. These borrowings are secured by certain electrical infrastructure equipment at the Helios facility. Additionally, in May 2022, Argo announced another debt financing agreement with NYDIG for up to £56.3 million ($70.6 million); these borrowings are secured by certain S19J Pro mining machines located at Helios.

The Group is mindful of its carbon footprint and maintains a strong focus on environmental sustainability. The Group's mining facilities in Quebec are powered by hydroelectricity, and operations in Texas are located in the Texas Panhandle where 85% of the generation capacity comes from wind power. In 2021, the Group signed the Crypto Climate Accord, committing to achieve net-zero carbon emissions by 2030. In 2021, Argo reached this goal, releasing a full climate strategy and becoming the first Bitcoin mining company to announce climate positive status through its use of renewable energy to power mining operations, and by offsetting more scope 2 and 3 greenhouse gas emissions than it emitted in both 2020 and 2021. Additionally, Argo was a founding member of the Bitcoin Mining Council, which educates the public on the increasing amount of renewable energy used for Bitcoin mining. It also seeks to improve reporting and increase the amount of data available on the use of renewable energy within the sector.

Argo's operations in Quebec and Texas also promote sustainability by helping to stabilize the electrical grid. In Quebec, Argo participates in curtailment programs to lower electricity usage during periods of extreme weather. In Texas, the Helios facility will participate in demand response programs, whereby it can reduce its electricity usage and increase availability of power to the grid in times of peak demand. This flexibility in electricity load has profound benefits for grid stability and helps to ensure equilibrium between supply and demand. This was demonstrated in July 2022 when Argo, along with most large-scale Bitcoin miners in Texas, voluntarily shut down operations in response to a conservation alert from ERCOT. Bitcoin miners collectively curtailed over 1,000 MW of electricity demand, which was then available during a time of intense heat and peak electricity demand. This action enabled ERCOT to avoid implementing rolling blackouts, which would have negatively impacted residential and commercial electricity users across the state.

Having successfully energized the Helios facility and commenced mining operations, the Group's strategic focus for the remainder of 2022 is to complete the build out of Phase 1 and lay the groundwork for the development of future phases at Helios.

Outlook

While the first half of 2022 presented many challenges, I am delighted with the progress that we have made in developing Helios and positioning ourselves as a leader in the Bitcoin mining industry. We designed and built a world-class Bitcoin mining facility from the ground up, balancing prudent growth with a volatile market. Furthermore, we continue to lead the industry with our commitment to sustainability, and we were proud to publish the Group's 2021 sustainability report which explains our climate positive status.

As operations at Helios continue to ramp up, there are certain milestones which will enable us to optimise our operations and achieve greater efficiency. We are evaluating several opportunities to execute a long-term, fixed price power purchase agreement (PPA), which will lock in our electricity prices and reduce our exposure to short term price fluctuations. Once the fixed price PPA is in place, Helios will have more optionality to participate in the demand response programs offered by ERCOT, which will further reduce its overall electricity cost.

During the period, there has been a global macroeconomic pullback as investors and central bankers grapple with inflation, the war in Ukraine, and rising interest rates. These headwinds have impacted all financial assets, including Bitcoin and the equity of publicly traded Bitcoin miners.

Argo is well positioned to weather the current downturn with its large and highly efficient mining infrastructure, runway for growth, and experienced management team, which has successfully navigated the Group through previous crypto winters. In response to the challenging market environment, we have adjusted our treasury management strategy. Throughout the period, we have been steadily selling Bitcoin, utilizing derivatives to obtain a higher realized price than simply selling into the market. In Q2 2022, we sold Bitcoin at an average realized price of approximately $28,500, realizing hedge gains in excess of $1,500 per Bitcoin. Proceeds from these sales have been used for operating expenses, capital expenditures, and to reduce exposure on our Bitcoin-backed loan.

Despite the challenging economic environment in 2022, we continue to focus on our strategic priority of completing Phase 1 of Helios and laying the groundwork to further scale operations.

On behalf of the Board, I would like to thank all shareholders and staff who share in Argo's mission of powering the world's most innovative and sustainable blockchain infrastructure.

Onwards and upwards!

Peter Wall
CEO & Interim Executive Chairman

Responsibility Statement

We confirm that to the best of our knowledge:

●
the Interim Report has been prepared in accordance with International Accounting Standards 34, Interim Financial Reporting; and

●
gives a true and fair view of the assets, liabilities, financial position and profit/loss of the Group; and

●
the Interim Report includes a fair review of the information required by DTR 4.2.7R of the Disclosure and Transparency Rules, being an indication of important events that have occurred during the first six months of the financial year and their impact on the set of interim financial statements; and a description of the principal risks and uncertainties for the remaining six months of the year.

●
the Interim Report includes a fair review of the information required by DTR 4.2.8R of the Disclosure and Transparency Rules, being the information required on related party transactions.

 The Interim Report was approved by the Board of Directors and the above responsibility statement was signed on its behalf by:

Peter Wall
CEO & Interim Executive Chairman

CONDENSED CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

		Period ended	Period ended
		30 June 2022	30 June 2021
		(unaudited)	(unaudited)
	Note	£'000	£'000

Revenues	5	26,700	31,086
Direct costs		(18,716)	(10,365)
Change in fair value of digital currencies	12	(42,397)	(6,188)

Gross (loss) / profit		(34,413)	14,533

Operating costs and expenses		(9,846)	(2,293)
Share based payment		(2,816)	(1,568)
Foreign exchange		10,265	437
Operating (loss) / profit		(36,810)	11,109

Gain on settlement of contingent consideration		4,038	-
Gain on sale of investment		133	-
Fair value (loss) of investments		(284)	-
Finance cost		(3,477)	(411)
Equity accounted loss from associate		(490)	-

(Loss) / profit before taxation		(36,890)	10,698

Income tax credit / (expense)	7	6,386	(3,484)

(Loss) / Profit after taxation		(30,504)	7,214
Other comprehensive income
Items which may be subsequently reclassified to profit or loss:
- Currency translation reserve - Equity accounted OCI from associate		(4,413) (8,318)	(361) -
- Fair value loss on intangible digital assets		(414)	-

Total other comprehensive income, net of tax		(13,145)	(361)

Total comprehensive income attributable to the equity holders of the Company		(43,649)	6,853

Earnings per share attributable to equity owners (pence)
Basic earnings per share	6	(6.5p)	1.9p
Diluted earnings per share - restricted	6	(6.5p)	1.8p

The income statement has been prepared on the basis that all operations are continuing operations.

CONDENSED CONSOLIDATED STATEMENT OF FINANCIAL POSITION

		As at	As at
		30 June 2022	31 December 2021
		(unaudited)	(audited)
	Note	£'000	£'000

ASSETS
Non-current assets
Investments at fair value through income and loss		135	403
Investments accounted for using the equity method	8	5,009	13,817
Intangible fixed assets	9	3,602	5,604
Property, plant and equipment	10	157,795	111,604
Right of use assets	10	374	350
Total non-current assets		166,915	131,778

Current assets
Trade and other receivables	11	99,448	63,359
Digital assets	12	28,092	80,759
Cash and cash equivalents		9,210	11,803
Total current assets		136,750	155,921

Total assets		303,665	287,699

EQUITY AND LIABILITIES
Equity
Share capital	13	478	468
Share premium	13	143,752	139,581
Share based payment reserve	14	4,689	1,905
Currency translation reserve	14	(4,380)	33
Fair value reserve		-	414
Other comprehensive (loss)/income of equity accounted associate		(1,747)	6,571
Accumulated surplus	14	22,366	52,838
Total equity		165,158	201,810

Current liabilities
Trade and other payables	15	17,633	15,245
Contingent consideration		-	8,071
Loans and borrowings	16	44,716	23,391
Income tax		2,439	7,679
Deferred tax		-	286
Lease liability		11	7
Total current liabilities		64,799	54,679
Non-current liabilities
Deferred tax		442	541
Issued debt - bond	16	32,892	26,908
Loans and borrowings	16	39,989	3,391
Lease liability		385	370
Total liabilities		138,507	85,889

Total equity and liabilities		303,665	287,699

CONDENSED CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

	Share capital	Share premium	Currency translation reserve	Share based payment reserve	Fair value reserve	Other comprehensive income of associates	Accumulated surplus/ (deficit)	Total
	£'000	£'000	£'000	£'000	£'000	£'000	£'000	£'000
Balance at 1 January 2022	468	139,581	33	1,905	414	6,571	52,838	201,810
Total comprehensive profit for the period:
Loss for the period	-	-	-	-	-	-	(30,504)	(30,504)
Other comprehensive income	-	-	(4,413)	-	(414)	(8,318)	-	(13,145)
Total comprehensive income for the period	-	-	(4,413)	-	(414)	(8,318)	(30,504)	(43,649)
Transactions with equity owners:
Stock based compensation charge	-	-	-	2,816	-	-	-	2,816
Common stock options/warrants exercised	10	4,171	-	(32)	-	-	32	4,181
Balance at 30 June 2022	478	143,752	(4,380)	4,689	-	(1,747)	22,366	165,158

CONDENSED CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

	Share capital	Share premium	Currency translation reserve	Share based payment reserve	Accumulated surplus/ (deficit)	Total
	£'000	£'000	£'000	£'000	£'000	£'000
Balance at 1 January 2021	304	1,540	443	75	21,965	24,327
Total comprehensive income for the period:
Profit for the period	-	-	-	-	7,214	7,214
Other comprehensive income	-	-	(361)	-	-	(361)
Total comprehensive income for the period	-	-	(361)	-	7,214	6,853
Transactions with equity owners:
Common stock to be issued*	-	11	-	-	-	11
Issue of common stock net of issue costs	78	53,766	-	-	-	53,844
Stock based compensation charge	-	-	-	1,568	-	1,568
Common stock options/warrants exercised	-	-	-	(568)	568	-
Common stock options/warrants lapsed/expired	-	-	-	(83)	83	-
Total transactions with equity owners	78	53,777	-	917	651	55,423

Balance at 30 June 2021	382	55,317	82	992	29,830	86,603

*Shares to be issued relate to share options exercised and paid up pre period end, however the shares were formally issued post period end.

CONDENSED CONSOLIDATED STATEMENT OF CASH FLOWS

		Period ended	Period ended
		30 June 2022	30 June 2021
		(unaudited)	(unaudited)
	Note	£'000	£'000
Cash flows from operating activities
(Loss) / profit before taxation		(36,890)	10,698
Adjustments for:
Depreciation/Amortisation		11,718	4,870
Foreign exchange movements		(10,266)	25
Finance cost		3,477	411
Fair value change in digital assets through profit or loss		36,025	-
Investment fair value movement		284	-
Gain on investment		(133)	-
Impairment of intangible digital assets		3,009	-
Share of loss from associate		490	-
Gain on settlement of contingent consideration		(4,038)	-
Share based payment expense		2,816	1,568
Working capital changes:
(Increase) in trade and other receivables	11	(928)	(2,095)
Increase in trade and other payables	15	2,388	15,246
Decrease/(increase) in digital assets	12	16,642	(28,351)
Net cash flow from operating activities		24,594	2,372

Investing activities
Acquisition of subsidiaries, net of cash acquired		-	(272)
Proceeds from sale of investment		133	-
Investment in associate	8	-	(7,353)
Other investments		-	(219)
Purchase of tangible fixed assets*	9	(49,243)	(6,883)
Mining equipment prepayments		(35,431)	(35,471)
Net cash used in investing activities		(84,541)	(50,198)

Financing activities
Proceeds from borrowings	16	66,331	14,375
Lease payments		(13)	(1,734)
Loan repayments		(8,393)	-
Interest paid		(3,477)	(411)
Proceeds from shares issued		116	49,593
Net cash generated from financing activities		54,564	61,823
Net (decrease)/increase in cash and cash equivalents		(5,383)	13,997
Effect of foreign exchange changes in cash		2,790	-
Cash and cash equivalents at beginning of period		11,803	2,051
Cash and cash equivalents at end of period		9,210	16,048

Material non-cash movements:

*£7,277k of the machine additions were funded by the sale of machines, as part of the Core Scientific swap deal arrangement

£1,648k purchase of intangible assets were acquired using Bitcoin

£4,362k payment to Bitmain in respect of machine prepayments paid in Bitcoin

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

1.         COMPANY INFORMATION

Argo Blockchain PLC ("the company") is a public company, limited by shares, and incorporated in England and Wales. The registered office is 9th Floor, 16th Great Queen Street, London, England, WC2B 5DG. The company was incorporated on 5 December 2017 as GoSun Blockchain Limited and changed its name to Argo Blockchain Limited on 21 December 2017. Also on 21 December 2017, the company re-registered as a public company, Argo Blockchain plc. Argo Blockchain plc acquired a 100% subsidiary, Argo Innovation Labs Inc. (together "the Group"), incorporated in Canada, on 12 January 2018.

On 4 March 2021 the Group acquired 100% of the share capital of DPN LLC and was merged into new US entity Argo Innovation Facilities (US) Inc (also 100% owned by Argo Blockchain plc).

On 11 May 2021 the Group acquired 100% of the share capital of 9377-2556 Quebec Inc and 9366-5230 Quebec Inc. These are held by Argo Innovation Labs Inc. (Canada).

The principal activities of the group are that of crypto asset mining and investing in crypto assets and non-fungible tokens.

The ordinary shares of the Group are listed under the trading symbol ARB on the London Stock Exchange. The American Depositary Receipt of the Group are listed under the trading symbol ARBK on Nasdaq. The Group bond is listed on the Nasdaq Global Select Market under the trading symbol ARBKL.

2.         BASIS OF PREPARATION

The condensed consolidated interim financial statements for the six months ended 30 June 2022 have been prepared in accordance with IAS 34 'Interim Financial Reporting' and presented in sterling. They do not include all of the information required in annual financial statements in accordance with IFRS, and should be read in conjunction with the consolidated financial statements for the year ended 31 December 2021, which have been prepared in accordance with UK-adopted international accounting standards and International Financial Reporting Standards as issued by the IASB. The report of the auditors on those financial statements was unqualified.

The financial statements have been prepared under the historical cost convention, except for the measurement to fair value certain financial and digital assets and financial instruments.

Critical accounting judgements and key sources of estimation uncertainty
The preparation of financial statements in conformity with IFRS requires management to make judgements, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets and liabilities, income and expense. Actual results may differ from these estimates. In preparing these condensed consolidated interim financial statements, the significant judgements made by management in applying the Group's accounting policies and the key sources of estimation uncertainty were the same as those that applied to the financial statements for the year ended 31 December 2021.

3.         ACCOUNTING POLICIES

The principal accounting policies applied in the preparation of these condensed consolidated interim financial statements are consistent with those of the previous financial year except as set out below.

Segmental reporting
The directors consider that the Group has only one significant reporting segment being crypto mining which is fully earned by a Canadian subsidiary.

Derivative financial instruments
The Group uses derivative financial instruments to hedge its exposure to commodity risks (namely the price of Bitcoin) arising from operating, financing and investing activities. The Group does not hold or issue derivative financial instruments for trading purposes.

Derivative financial instruments are recognised and stated at fair value.

4.         ADOPTION OF NEW AND REVISED STANDARDS AND INTERPRETATIONS

The Group has adopted all recognition, measurement and disclosure requirements of IFRS, including any new and revised standards and Interpretations of IFRS, in effect for annual periods commencing on or after 1 January 2022. The adoption of these standards and amendments did not have any material impact on the financial result of position of the Group.

Standards which are in issue but not yet effective:

At the date of authorisation of these financial statements, the following Standards and Interpretation, which have not yet been applied in these financial statements, were in issue but not yet effective.

Standard or Interpretation	Description	Effective date for annual accounting period beginning on or after
IAS 1	Amendments - Presentation and Classification of Liabilities as Current or Non-current	1 January 2023
IAS 8	Amendments - Definition of Accounting Estimates	1 January 2023

The Group has not early adopted any of the above standards and intends to adopt them when they become effective.

5.         REVENUES

	Period ended 30 June 2022 (unaudited)	Period ended 30 June 2021 (unaudited)
	£'000	£'000
Crypto currency mining - worldwide	26,700	29,937
Crypto currency management fees - United States	-	1,148
Total revenue	26,700	31,085

Due to the nature of Crypto currency mining, it is not possible to provide a geographical split of the revenue stream.

Crypto currency mining revenues are recognised at a point in time.

Crypto currency management fees are services recognised over time.

6.         EARNINGS PER SHARE

The basic earnings per share is calculated by dividing the profit attributable to equity shareholders by the weighted average number of shares in issue.

	Period ended 30 June 2022 (unaudited)	Period ended 30 June 2021 (unaudited)
Net (loss)/profit for the period attributable to ordinary equity holders from continuing operations (£000)	(30,504)	7,214
Weighted average number of ordinary shares in issue	469,182,463	381,832,335
Basic earnings per share for continuing operations (pence)	(6.5)	1.9

Net (loss)/profit for the period attributable to ordinary equity holders for continuing operations (£000)	(30,504)	7,214
Diluted number of ordinary shares in issue	475,067,159	393,091,232
Diluted earnings per share for continuing operations (pence) - restricted	(6.5)	1.8
The Group has in issue 18,396,397 warrants and options at 30 June 2022 (2021: 11,258,897).

7.         TAXATION

	Period ended 30 June 2022 (unaudited)	Period ended 30 June 2021 (unaudited)
	£'000	£'000
Income tax (credit)/expense - foreign tax	(6,000)	3,484
Deferred tax (credit)/expense	(386)	2,568
Taxation charge in the financial statements	(6,386)	3,484

No deferred tax asset has been recognised in respect of UK tax losses carried forward on the basis that there is insufficient certainty over the level of future profits to utilise against this amount.

Income tax expense

The tax on the Group's profit before tax differs from the theoretical amount that would arise using the weighted average tax rate applicable to profits of the consolidated entities as follows:

	Period ended 30 June 2022 (unaudited)	Period ended 30 June 2021 (unaudited)
	£'000	£'000
(Loss)/Profit before taxation	(36,890)	10,698
Expected tax (credit)/charge based on a weighted average of 25% (2020 - 24%) (UK, US and Canada)	(16,404)	2,568

Effect of expenses not deductible in determining taxable profit	40	32
Capital allowances in excess of depreciation	(5,589)	323
Other tax adjustments	11,588	1,838
Losses utilised re prior years*	(7,005)	(1,790)
Origination and reversal of temporary differences	3,936	256
Unutilised tax losses carried forward	7,048	257
Taxation (credit)/charge in the financial statements	(6,386)	3,484

*During the period the tax charge in respect of the year ended 31 December 2021 in respect of the taxable charge for Argo Innovation Labs Inc was finalised and it was agreed losses previously not accepted as deductible were deductible and as a result the liability for that year was reduced.

8.         INVESTMENTS ACCOUNTED FOR USING THE EQUITY METHOD

	Period ended 30 June 2022 (unaudited)	Year ended 31 December 2021 (audited)
	£'000	£'000
Opening balance	13,817	-
Acquired during the period	-	8,444
Share of loss	(490)	(1,198)
Share of fair value (loss)/gain on intangible assets through other comprehensive income	(8,318)	6,571
Total Associates	5,009	13,817

Set out below are the associates of the Group as at 30 June 2022, which, in the opinion of the Directors, significant influence is held. The associate as listed below has share capital consisting solely of ordinary shares, which are held directly by the Group. The country of incorporation or registration is also their principal place of business.

Nature of investment in associates 2022 and 2021:

Name of entity	Address of the registered office	% of ownership interest	Nature of relationship	Measurement method
Pluto Digital PLC	Hill Dickinson LLP, 8th Floor The Broadgate Tower, 20 Primrose Street, London, United Kingdom, EC2A 2EW	24.65%	Refer below	Equity

On 3 February 2021 Argo invested in Pluto Digital PLC ("Pluto"), a crypto venture capital and technology company. The investment was satisfied with 75,000 Polkadot with a fair value at that date of £1,091,850. Further to this in a second round of funding the Group invested an additional £7,352,970 on 8 March 2021.
Argo owns 24.65% of the total share capital and voting rights of the business and is entitled to nominate one director to the Pluto Board of Directors.

Pluto is a crypto technology company that connects Web 3.0 decentralised technologies to the global economy. Pluto identifies key emerging areas and projects in the crypto sphere, then deploys its business, networks and technical expertise to create value for crypto partners, projects and Pluto shareholders.

Pluto incubates and advises digital asset projects based on decentralised technologies, decentralised finance and networks such as Ethereum and Polkadot. Additionally, Pluto supports the operation of proof-of-stake networks by staking and operating validator nodes. Pluto represents a strategic partnership for the Group as it diversifies its activities in the crypto space.

Pluto Digital PLC is an unlisted company and there is no quoted market price available for its shares.
There are no contingent liabilities relating to the Group's interest in the associates.

Summarised financial information for associates

Set out below is the summarised financial information for Pluto Digital plc which is accounted for using the equity method.

Pluto Digital plc
As at 30 June
2022 £000's
Net assets	18,033

Summarised Statement of Comprehensive Income, Pluto Digital plc

Period ended June 2022 £000's
Loss from continuing operations	(3,046)
Interest expense, net of income	(179)
Income tax expense	1,240
Post-tax loss from continuing operations	(1,985)
Other comprehensive loss	(33,736)
Total comprehensive Income	(35,721)

The information above reflects the amounts presented in the management accounts of the associate (and not Argo Blockchain Plc's share of those amounts) adjusted for differences in accounting policies between the Group and the associate.

9.         INTANGIBLE FIXED ASSETS NOTE

Group	Goodwill	Digital assets	Website	2022 Total
	£'000	£'000	£'000	£'000
Cost
At 1 January 2022	80	5,424	671	6,175

Additions	-	5,841	-	5,841
Disposals	-	(4,087)	-	(4,087)
At 30 June 2022	80	7,178	671	7,929

Amortisation and impairment
At 1 January	-	121	450	571
Foreign exchange movement	35	204	23	262
Impairment	-	3,009	-	3,009
Fair value loss/(gain)	-	413	-	413
Amortisation charged during the period	-	-	72	72
At 30 June 2022	35	3,747	545	4,327

Balance At 30 June 2022	45	3,431	126	3,602

Digital assets are cryptocurrencies not mined by the Group. The Group held crypto assets during the year, which are recorded at cost on the day of acquisition. Movements in fair value between acquisition (date mined) and disposal (date sold), and the movement in fair value in crypto assets held at the year end, impairment of the intangible assets and any increase in fair value are recorded in the fair value reserve.

The digital assets held below are held in Argo Labs (a division of the Group) as discussed above. The assets are all held in secure custodian wallets controlled by the Group team and not by individuals within the Argo Labs team.

The assets detailed below are all accessible and liquid in nature. Those assets (immaterial in total) held longer term are inaccessible for a period of time have been valued either at cost or £nil depending upon the information available as at the year end.

As at 30 June 2022			Coins/tokens	Fair value
Crypto asset name			£'000
Polkadot - DOT			120,886	693
Ethereum - ETH			605	526
Solana - SOL			9,365	256
Cosmos Hub - ATOM			27,938	183
ASTRA			-	112
Alternative coins			-	1,661
At 30 June 2022			3,431

10.       TANGIBLE FIXED ASSETS

Group	Right of use Assets	Office Equipment	Mining and Computer Equipment	Assets Under Construction	Leasehold Improvements	Data centres	Motor vehicles	Total
	£'000	£'000	£'000	£'000	£'000	£'000	£'000	£'000
Cost
At 1 January 2022	358	49	58,499	61,306	85	10,466	-	130,763

Foreign exchange movement	32	-	2,476	6,805	8	975	-	10,296
Additions	-	27	41,353	6,344	1	8,742	53	56,520
Disposals	-	-	(12,340)	-	-	-	-	(12,340)
Transfer to another class	-	-	-	(74,455)	-	74,455	-	-
At 30 June 2022	390	76	89,988	-	94	94,638	53	185,239

Depreciation and impairment
At 1 January 2022	8	-	18,507	-	65	229		18,809
Foreign exchange movement	-	-	1,612	-	6	59	-	1,677
On disposals	-	-	(5,063)	-	-	-	-	(5,063)
Depreciation charged during the period	8	5	10,839	-	10	782	2	11,646
At 30 June 2022	16	5	25,895	-	81	1,070	2	27,069

Carrying amount
At 1 January 2022	350	49	39,992	61,306	20	10,237		111,954
At 30 June 2022	374	71	64,093	-	13	93,568	51	158,170

Note: on the face of the balance sheet the Right of Use assets are disclosed as a separate line but have been aggregated with other fixed assets above.

11.       TRADE AND OTHER RECEIVABLES

	As at 30 June 2022 (unaudited)	As at 31 December 2021 (audited)
	£'000	£'000
Mining equipment prepayments	82,587	47,426
Hedging instrument	1,608	-
Prepayments and other receivables	12,233	13,194
Other taxation and social security	3,020	2,739
Total trade and other receivables	99,448	63,359

Mining equipment prepayments consist of payments made and due on mining equipment due to arrive by the end of 2022. Payments to ePIC ASIC Asia Limited ("ePIC") comprise £4.1m, Intel of £15.1m and the balance of £63.4m was paid to Bitmain in advance of machine purchases to be received after the period end.

Other taxation and social security consist of purchase tax recoverable in the UK and Canada. GST and QST debtors are greater than 90 days as at 30 June 2022.

The directors consider that the carrying amount of trade and other receivables is equal to their fair value.

12.       DIGITAL ASSETS

Group	Period ended 30 June 2022 (unaudited) £'000	Year ended 31 December 2021 (audited) £'000
At 1 January 2022 and 2021	80,759	4.637

Additions
Crypto assets mined	26,700	70,325
Crypto asset purchased and received	-	16,569
Total additions	26,700	86.894

Disposals
Crypto assets sold	(34,069)	(12,400)
Total disposals	(34,069)	(12,400)

Fair value movements
Foreign exchange	(2,901)	-
Gain/(loss) on crypto asset sales	(6,372)	437
Movements on crypto assets held at the period end	(36,025)	1,191
Total fair value movements	(45,298)	1,628

At 30 June 2022 & 31 December 2021	28,092	80,759

The Group mined crypto assets during the period, which are recorded at fair value on the day of acquisition. Movements in fair value between acquisition (date mined) and disposal (date sold), and the movement in fair value in crypto assets held at the year end, are recorded in profit or loss. The Group has used 1,178 as at 30 June 2022 and 1,504 Bitcoin as at 31 December 2021 as collateral for a loan.

As at 30 June 2022 and 31 December 2021 the above digital assets solely comprised 1,742 and 2,441 Bitcoin respectively.

13.       ORDINARY SHARES

	As at 30 June 2022 (unaudited) £'000	As at 31 December 2021 (audited) £'000
Ordinary share capital
Issued and fully paid
468,082,335 Ordinary Shares of £0.001 each	468	303
Issued in the period
9,742,831 Ordinary Shares of £0.001 each	10	165
477,825,166 Ordinary Shares of £0.001 each	478	468

Share premium
At beginning of the period	139,581	1,540
Issued in the period	4,171	150,977
Issue Costs	-	(12,936)
At the end of period	143,752	139,581

Acquisition of DPN LLC
The acquisition of DPN LLC, effectively comprising the land acquisition in west Texas, has been treated as an asset acquisition in these condensed consolidated financial statements. In June 2022, the Company settled the contingent consideration by issuing 8,147,831 new Ordinary Shares credited as fully paid at a price per share of £0.495.

14.       RESERVES

The following describes the nature and purpose of each reserve:

Reserve	Description
Ordinary shares	Represents the nominal value of equity shares
Share premium	Amount subscribed for share capital in excess of nominal value
Share based payment	Represents the fair value of options and warrants granted less amounts transferred on exercise, lapse or expiry
Foreign currency translation reserve	Cumulative effects of translation of opening balances on non-monetary assets between subsidiary functional currency (Canadian dollars) and Group functional and presentational currency (Sterling).
Fair value reserve	Cumulative net gains on the fair value of intangible assets

Other comprehensive income of equity accounted associates	The other comprehensive income of any associates is recognised in this reserve
Accumulated surplus	Cumulative net gains and losses and other transactions with equity holders not recognised elsewhere.

15.       TRADE AND OTHER PAYABLES

	As at 30 June 2022 (unaudited)	As at 31 December 2021 (audited)
	£'000	£'000
Trade payables	12,531	10,259
Accruals and other payables	5,102	4,986
Total trade and other creditors	17,633	15,245

Within trade payables is £2.2m (2021: £10.8m) for amounts due for mining machines not yet received.

The directors consider that the carrying value of trade and other payables is equal to their fair value.

16.       LOANS AND BORROWINGS

Non-current liabilities	As at 30 June 2022 (unaudited) £'000	As at 31 December 2021 (audited) £'000
Issued debt - bond	32,892	26,908
Long term loans	37,081	-
Assumed mortgage on acquisition	2,908	3,391
Total	72,881	30,299
Current liabilities
Short term loans	43,876	22,239
Assumed mortgage on acquisition	840	1,152
Total	44,716	23,391

The mortgages are secured against the two buildings at Mirabel and Baie Comeau and are repayable over periods from 52 months to 58 months at an interest rate of lender prime + 0.6%.

The Company entered into several loans to acquire mining equipment for the Helios facility in Texas. The loans are secured by the financed mining equipment. The loans have terms from 2 years to 4 years and interest rates from 8.25% to 12%.

17.       FINANCIAL INSTRUMENTS

	As at 30 June 2022 (unaudited) £'000	As at 31 December 2021 (audited) £'000
Carrying amount of financial assets
Measured at amortised cost
- Mining equipment prepayments - Trade and other receivables	82,587 5,496	47,426 13,194
- Cash and cash equivalents	9,210	11,803
Measured at fair value through profit or loss	1,608	403
Total carrying amount of financial assets	98,901	72,826

Carrying amount of financial liabilities
Measured at amortised cost
- Trade and other payables	17,633	10,259
- Short term loans	44,716	23,391
- Long term loans - Issued Debt - bonds	39,989 32,892	3,391 26,908
- Lease liabilities	398	377
Measured at fair value through profit or loss	-	8,071
Total carrying amount of financial liabilities	135,628	72,397

Fair Value Estimation
Fair value measurements are disclosed according to the following fair value measurement hierarchy:
-     Quoted prices (unadjusted) in active markets for identical assets or liabilities (Level 1)
-     Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (that is, as prices), or indirectly (that is, derived from prices) (Level 2)
-     Inputs for the asset or liability that are not based on observable market data (that is, unobservable inputs) (Level 3). This is the case for unlisted equity securities.

The following table presents the Group's assets and liabilities that are measured at fair value at 30 June 2022 and 31 December 2021.
	Level 1	Level 2	Level 3	Total
Assets	£'000	£'000	£'000	£'000
Financial assets at fair value through profit or loss	-	-	-	-
Equity holdings	60	-	74	134
Hedging instruments	1,608	-	-	1,608
Intangible assets - crypto assets	-	3,431	-	3,431
Digital assets	-	28,092		26,092
Total at 30 June 2022	1,668	31,523	74	33,265

	Level 1	Level 2	Level 3	Total
Assets	£'000	£'000	£'000	£'000
Financial assets at fair value through profit or loss	-	-	-	-
Equity holdings	329	-	73	402
Hedging instruments	-	-	-	-
Intangible assets - crypto assets	-	5,424	-	5,424
Digital assets	-	80,759		80,759
Total at 31 December 2021	329	86,183	73	86,585
Liabilities
Financial liabilities at fair value through profit or loss
-Deferred contingent consideration			8,071	8,071
Total at 31 December 2021			8,071	8,071
All financial assets are in listed/unlisted securities and digital assets.

There were no transfers between levels during the period.

The Group recognises the fair value of financial assets at fair value through profit or loss relating to unlisted investments at the cost of investment unless:
-     There has been a specific change in the circumstances which, in the Group's opinion, has permanently impaired the value of the financial asset. The asset will be written down to the impaired value;
-     There has been a significant change in the performance of the investee compared with budgets, plans or milestones;
-     There has been a change in expectation that the investee's technical product milestones will be achieved or a change in the economic environment in which the investee operates;
-     There has been an equity transaction, subsequent to the Group's investment, which crystallises a valuation for the financial asset which is different to the valuation at which the Group invested. The asset's value will be adjusted to reflect this revised valuation; or
-     An independently prepared valuation report exists for the investee within close proximity to the reporting date.

18.       COMMITMENTS

The Group's material contractual commitments relate to the master services agreement with Core Scientific, which provides hosting, power and support services. This terminates shortly after the period end once the machine swap deal is complete.

19.       RELATED PARTY TRANSACTIONS

Key management compensation - all amounts in £000's

Key management includes Directors (executive and non-executive) and senior management. The compensation paid to related parties in respect of key management for employee services during the period was made only from Argo Innovation Labs Inc, amounting to: £20k (2021 - £18k) paid to POMA Enterprises Limited in respect of fees of Matthew Shaw (Non-executive director); £142k (2021 - £106k) paid to Vernon Blockchain Inc in respect of fees of Peter Wall (CEO); £nil (2021 - £68k) paid to Tenuous Holdings Ltd in respect of fees of Ian MacLeod (ex Executive chairman). During the period, James Savage (ex NED) was remunerated a gross salary of £nil (2021 - £15k), Marco D'Attanasio was remunerated gross fees of £nil (2021 - £15k) and Alex Appleton (CFO) through Appleton Business Advisors Limited was paid £97k (2021 - £60k) during the period.

Total director fees and remuneration, paid directly and indirectly, totalled £313k (2021: £221k).

20.       CONTROLLING PARTY

There is no controlling party of the Group.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 24 August, 2022	ARGO BLOCKCHAIN PLC By: Name: Peter Wall Title: Chief Executive Officer Name: David Zapffe Title: General Counsel